

Mail Stop 4720   June 29, 2017

Via E-mail
Philip B. Flynn
President and Chief Executive Officer
Associated Banc-Corp
433 Main Street
Green Bay, Wisconsin 54301

> **Re: Associated Banc-Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 6, 2017**
> **File No. 001-31343**

Dear Mr. Flynn:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 8: Financial Statements and Supplementary Data, page 71

Note 5. Loans, page 97

1.   We note on page 97 that you present impaired loans with and without a related allowance of $221.0 million and $134.1 million, respectively, and a related allowance of $46.5 million. We also note on page 101, that you present loans individually evaluated for impairment and the related allowance of $214.4 million and $24.1 million, respectively. Please explain this difference in your response, as well as any differences in the impaired loan disclosures in subsequent 10-Q's, and revise future filings as necessary.

Philip B. Flynn
Associated Banc-Corp
June 29, 2017
Page 2

Note 18. Fair Value Measurements, page 127

2.   You noted provision for credit losses of $75.2 million from non-recurring changes in the fair value of impaired loans of $79.3 million in the table on page 131 disclosing details concerning assets and liabilities measured at fair value on a nonrecurring basis. Please address the following:

- Revise future filings to enhance your description of the inputs used in the fair value measurement, including quantitative information about the significant unobservable inputs. Refer to ASC 820-10-50-2.bbb; and
- Explain how the provision for credit losses of $75.2 million reconciles with the total provision for credit losses of $70.0 million included in the Consolidated Statements of Income.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michelle Miller at 202-551-3368 or me at 202-551-3321 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ David Irving

David Irving
Senior Staff Accountant
Office of Financial Services